Exhibit 99.1

Wix Reports Third Quarter 2020 Results

●	Outperformance continues in Q3 with strong revenue and collections growth, well ahead of expectations
o	Revenue of $254.2 million, up 29% y/y
o	Collections of $280.9 million, up 36% y/y, an acceleration from Q2 y/y growth
o	Creative Subscriptions ARR increased 24% y/y to $840.5 million

●	Rising value of user cohorts driven by large Q3 cohort of 7.8 million new users and continued momentum from Q1 and Q2 2020 user cohorts
o	Q3 user cohort generated highest conversion of registered users to premium subscriptions in over two years as well as higher collections per subscription
o	Future collections expected from existing cohorts increased 43% versus a year ago to over $9.2 billion over the next 8 years

●	Businesses continue to turn to Wix to build and manage their online presence
o	Growing adoption of Business package subscriptions, business applications and Wix Payments throughout Q3
o	Strong growth in Wix Stores subscriptions in Q3, increasing over 2x overall subscriptions

●	Record levels of demand and strong execution in 2020 paves the way for multiple growth drivers in 2021 and beyond

NEW YORK, November 12, 2020 -- Wix.com Ltd. (Nasdaq: WIX) today reported strong financial results for the third quarter ended September 30, 2020, exceeding the high end of its guidance ranges for revenue, collections and free cash flow. In addition, the Company provided its outlook for the fourth quarter of 2020.

“Demand for an online presence continues to remain at high levels,” said Avishai Abrahami, Co-founder and CEO of Wix. “Businesses are using Wix more than ever before, and we are seeing them utilize our platform to not only help them create a website, but also to support them as they manage their business and grow their brands. Our web creation products and business solutions have enabled millions of our users to achieve success despite the ongoing difficulties that they are facing.”

Lior Shemesh, CFO of Wix, added, “Our strong results in Q3 were driven by continued high levels of demand from new users for our website creation products and business solutions as well as the ongoing monetization of users who joined Wix over the most recent quarters. Users that joined Wix during Q3 purchased subscriptions at higher rates that we have seen in several years and at higher prices. This significant growth in new users, as well as our continued execution in product development and marketing, position us well to drive growth in 2021 and beyond.”

Nir Zohar, President and COO, said, “Throughout Q3, even as parts of the world began re-opening economies, we experienced strong growth, which demonstrates the new state of mind for people and businesses about the need for an online presence. Our teams across the globe continue to execute at their highest levels throughout this tumultuous time, providing world class solutions for those in need of an online presence. We remain focused on meeting the needs of users who come to Wix to create, manage and grow their businesses and brands online.”

Q3 2020 Financial Results

●	Total revenue in the third quarter of 2020 was $254.2 million, compared to $196.8 million in the third quarter of 2019, an increase of 29% y/y

o	Creative Subscriptions revenue in the third quarter of 2020 was $203.0 million, compared to $164.8 million in the third quarter of 2019, an increase of 23% y/y

o	Business Solutions revenue in the third quarter of 2020 was $51.2 million, compared to $32.0 million in the third quarter of 2019, an increase of 60% y/y

●	Creative Subscriptions ARR was $840.5 million in the third quarter of 2020, compared to $680.4 million in the third quarter of 2019, an increase of 24% y/y

●	Total collections in the third quarter of 2020 were $280.9 million, compared to $205.9 million in the third quarter of 2019, an increase of 36% y/y

o	Creative Subscriptions collections in the third quarter of 2020 were $228.3 million, compared to $173.6 million in the third quarter of 2019, an increase of 32% y/y

o	Business Solutions collections in the third quarter of 2020 were $52.6 million, compared to $32.3 million in the third quarter of 2019, an increase of 63% y/y

●
Total gross margin on a GAAP basis in the third quarter of 2020 was 69%, compared to 73% in the third quarter of 2019. The y/y decline was related to incremental investments in Customer Care, hosting and the faster revenue growth of the Business Solutions segment

o
Creative Subscriptions gross margin on a GAAP basis was 79%, compared to 81% in the third quarter of 2019. The y/y decline was related to the investment in expanding our Customer Care organization and higher hosting costs to serve the increased number of users

o
Business Solutions gross margin on a GAAP basis was 29% compared to 32% in the third quarter of 2019. The y/y decline was related primarily to the growth of Wix Payments, the expansion of Customer Care and higher hosting costs to meet the increased number of users

●
Total non-GAAP gross margin in the third quarter of 2020, calculated as non-GAAP gross profit as a percent of revenue, was 70%, compared to 74% in the third quarter of 2019. The y/y decline was related to incremental investments in Customer Care, hosting and the faster revenue growth of the Business Solutions segment

o
Creative Subscriptions gross margin on a non-GAAP basis was 80%, compared to 82% in the third quarter of 2019. The y/y decline was related to the investment in expanding our Customer Care organization and higher hosting costs to serve the increased number of users

o
Business Solutions gross margin on a non-GAAP basis was 31%, compared to 33% in the third quarter of 2019. The y/y decline was related primarily to the growth of Wix Payments, the expansion of Customer Care and higher hosting costs to meet the increased number of users

●	GAAP net loss in the third quarter of 2020 was $(56.8) million, or $(1.03) per share, compared to a net loss of $(17.4) million, or $(0.34) per share, for the third quarter of 2019

●	Non-GAAP net loss in the third quarter of 2020 was $(8.0) million, or $(0.14) per share, compared to non-GAAP net income of $20.8 million, or $0.41 per share, for the third quarter of 2019

●
Net cash provided by operating activities in the third quarter of 2020 was $24.5 million, while capital expenditures totaled $5.1 million, leading to free cash flow of $19.4 million, compared to $29.2 million of free cash flow in the third quarter of 2019, a (34)% y/y decrease

o	Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $20.2 million, a decrease of (31)% y/y

●
Added 302,000 net premium subscriptions in the third quarter of 2020, a 164% increase y/y, to reach 5.3 million as of September 30, 2020, a 20% increase over the total number of premium subscriptions at the end of the third quarter of 2019

●
Added 7.8 million registered users in the third quarter of 2020, a 42% increase y/y. Registered users as of September 30, 2020 were 189 million, representing a 19% increase compared to the end of the third quarter of 2019

Recent Business Highlights

●
In August, Wix issued $575 million of 0% convertible senior notes due 2025. The size of the offering was upsized from the initial base offering and includes the over-allotment option that the initial purchasers exercised in full. In connection with this offering, Wix entered into negotiated capped call transactions that are expected generally to reduce the potential dilution to the ordinary shares of Wix upon any conversion of Notes and/or to offset any cash payments Wix is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap. Proceeds from the offering were partially used to pay for the capped call transactions with the remaining net proceeds to be used for potential acquisitions or general corporate purposes

●
Announced Wix Capital, an internal venture arm that invests in technology innovators that are focused on the future of the web and that look to accelerate how businesses operate in today's evolving digital landscape

●
Partnered with Vodafone to bring Wix to the Vodafone Business Marketplace platform, enabling its customers to build an online presence. The Vodafone partnership was a key milestone for the Wix Channels initiative, which expands Wix's global growth by enabling international service providers to sell Wix website subscriptions and business solutions directly to their customers

●
Announced the expansion of the Wix Playground Academy, an intensive web design program, into Europe in January 2021. The Academy bridges the gap between design school and the professional world and helps designers elevate their multidisciplinary design experience

●
Enabled merchants to offer their buyers installment payment plans for purchases. Wix now offers Afterpay in the US, Australia and New Zealand and Clearpay in the UK as well as Laybuy in the UK, Australia and New Zealand

Financial Outlook

Despite the continued uncertainty surrounding the pandemic, we remain focused on being a destination for creators and businesses to move and grow online. Our Q4 guidance reflects the new state of mind of creators and businesses about the importance of an online presence and the continuation of demand for our offering.

Our outlook is also underscored by continued gains from investments in our business, including improving and growing our Customer Care organization, bolstering our hosting infrastructure and increasing marketing activities. We believe these investments will continue to drive positive returns.

We are introducing Q4 guidance as follows:

	Q4 2020 Outlook	Y/Y growth	Implied FY 2020 Outlook	Y/Y growth
Revenue	$266 - 271 million	30 - 32%	$972 - 977 million	28%
Collections	$295 - 305 million	30 - 35%	$1,090 - 1,100 million	31 - 32%
Free Cash Flow	$16 - 21 million	(57) - (44)%	$122 - 127 million	(4) - 0%
Free Cash Flow (excluding capex for future Wix HQ office build out)	$17 - 22 million	(55) - (41)%	$125 - 130 million	(2) - 2%

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Thursday, November 12, 2020 to answer questions about the financial and operational performance of the business for the third quarter ended September 30, 2020. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1-877-667-0467 (US/ Canada), +1-346- 354-0953 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 4409229. A telephonic replay of the call will be available through November 19, 2020 at 11:30 a.m. ET by dialing +1-855-859-2056 and providing Conference ID 4409229.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based website development platform for over 189 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, Editor X, a highly curated App Market, Ascend by Wix and Corvid by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Austin, Be'er Sheva, Berlin, Cedar Rapids, Denver, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo, Tokyo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest
Download: Wix App is available for free on Google Play and in the App Store
For more about Wix please visit our Press Room

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix  uses  the  following  non-GAAP  financial   measures:   collections,   cumulative   cohort collections, collections  on  a  constant  currency  basis,  revenue  on  a  constant  currency  basis,  non-GAAP  gross  margin,  non-GAAP  operating  income (loss),  non-GAAP  net   income (loss),  non-GAAP  net  income (loss)  per  share,  free  cash  flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or FX neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Collections represent  the  total  cash  collected  by  us  from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Non-GAAP  gross  margin  represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided  by  revenue.  Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of  share-based  compensation  expense,  amortization,  acquisition-related  expenses  and  sales tax expense  accrual. Non-GAAP  net  income (loss) represents  net  loss  calculated  in  accordance  with  GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual, amortization of  debt  discount  and  debt  issuance  costs  and  acquisition-related  expenses  and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization.

The presentation of this financial  information  is  not  intended  to  be considered in isolation or as a substitute for, or superior to, the financial information  prepared  and  presented  in  accordance  with  GAAP.  The  Company uses these non-GAAP financial measures for financial and operational decision  making  and  as  a means to  evaluate  period-to-period  comparisons.  The  Company  believes  that  these  measures  provide  useful information about operating results, enhance  the overall understanding of past financial performance  and  future  prospects,  and  allow  for  greater  transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the  non-GAAP  financial  measures,  please  see  the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures  that  are  most  directly  comparable  to  non-GAAP  financial  measures  and  the  related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort collections, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted.  Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the fourth quarter guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions, including through our Wix Partner Program; uncertainty surrounding the duration and severity of COVID-19 and its effects on our business, including changes in consumer dynamics shifting to online and increased GMV on our platform; our ability to create new and higher monetization opportunities from our premium subscriptions; our ability to enter into new markets, and attract new customer segments, and our ability to successfully enter into partnership agreements; our ability to maintain and enhance our brand and reputation; our prediction of the future collections generated by our user cohorts; our share repurchases made pursuant to our share repurchase plan; our ability to manage the growth of our infrastructure effectively; our ability to effectively execute our initiatives to scale and improve our user support function, including through the recent expansion of our Customer Solutions organization by engaging additional agents around the world to provide 24/7 support in nine different languages; the success of our sales efforts; customer acceptance and satisfaction of new products and other challenges inherent in new product development; changes to technologies used in our solutions; or changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2019 annual report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com
914-267-7390

Media Relations:
pr@wix.com

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Revenue
Creative Subscriptions	$164,761	$202,996	$473,137	$569,711
Business Solutions	32,030	51,184	83,363	136,515
	196,791	254,180	556,500	706,226

Cost of Revenue
Creative Subscriptions	31,542	43,361	87,485	117,261
Business Solutions	21,753	36,479	52,187	95,131
	53,295	79,840	139,672	212,392

Gross Profit	143,496	174,340	416,828	493,834

Operating expenses:
Research and development	64,488	84,473	184,157	230,653
Selling and marketing	75,862	113,092	232,909	328,581
General and administrative	23,751	26,515	62,320	76,482
Total operating expenses	164,101	224,080	479,386	635,716
Operating loss	(20,605)	(49,740)	(62,558)	(141,882)
Financial expenses, net	1,242	(7,298)	(1,068)	(9,492)
Other income (expenses)	117	25	149	84
Loss before taxes on income	(19,246)	(57,013)	(63,477)	(151,290)
Taxes on income	(1,879)	(171)	1,364	2,441
Net loss	$(17,367)	$(56,842)	$(64,841)	$(153,731)

Basic and diluted net loss per share	$(0.34)	$(1.03)	$(1.29)	$(2.85)
Basic and diluted weighted-average shares used to compute net loss per share	50,862,253	55,356,961	50,232,546	53,963,584

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	September 30,
	2019	2020
Assets	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	$268,103	$158,456
Short term deposits	294,096	540,069
Restricted cash and deposit	1,149	1,135
Marketable securities	164,301	299,743
Trade receivables	16,987	23,159
Prepaid expenses and other current assets	19,211	57,481
Total current assets	763,847	1,080,043

Long Term Assets:
Property and equipment, net	31,706	35,028
Marketable securities	177,298	540,047
Prepaid expenses and other long-term assets	9,926	13,290
Intangible assets and goodwill, net	37,641	44,135
Operating lease assets	79,249	82,582
Total long-term assets	335,820	715,082

Total assets	$1,099,667	$1,795,125

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$37,687	$70,346
Employees and payroll accruals	41,938	74,642
Deferred revenues	289,148	359,761
Accrued expenses and other current liabilities	56,464	68,699
Operating lease liabilities	18,949	19,111
Total current liabilities	444,186	592,559

Long term deferred revenues	21,969	40,780
Long term deferred tax liability	1,585	693
Convertible senior notes	358,715	823,029
Long term loan	1,219	1,219
Long term operating lease liabilities	64,244	69,348
Total long term liabilities	447,732	935,069

Total liabilities	891,918	1,527,628

Shareholders' Equity
Ordinary shares	94	106
Additional paid-in capital	611,083	817,006
Other comprehensive loss	1,357	8,901
Accumulated deficit	(404,785)	(558,516)
Total shareholders' equity	207,749	267,497

Total liabilities and shareholders' equity	$1,099,667	$1,795,125

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(17,367)	$(56,842)	$(64,841)	$(153,731)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,194	3,712	8,779	10,821
Amortization	733	826	2,203	1,958
Share based compensation expenses	28,392	38,922	80,864	104,607
Amortization of debt discount and debt issuance costs	5,274	7,594	15,585	18,543
Decrease in accrued interest and exchange rate on short term and long term deposits	137	(36)	731	26
Amortization of premium and discount and accrued interest on marketable securities, net	(140)	1,222	(99)	1,939
Deferred income taxes, net	(346)	(1,696)	187	(3,417)
Changes in operating lease right-of-use assets	-	3,907	-	13,353
Changes in operating lease liabilities	-	(3,377)	-	(13,194)
Decrease (increase) in trade receivables	2,029	(4,329)	(2,503)	(5,946)
Increase in prepaid expenses and other current and long-term assets	(1,683)	(7,183)	(12,824)	(28,788)
Increase (decrease) in trade payables	2,278	(3,331)	3,606	31,643
Increase in employees and payroll accruals	109	14,014	12,344	37,708
Increase in short term and long term deferred revenues	9,069	26,761	49,302	89,424
Increase in accrued expenses and other current liabilities	4,394	4,350	14,993	14,553
Net cash provided by operating activities	36,073	24,514	108,327	119,499
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	164,000	175,000	245,775	201,225
Investment in short-term deposits and restricted deposits	(175,000)	(309,210)	(203,100)	(447,210)
Investment in marketable securities	(127,967)	(468,473)	(264,583)	(698,641)
Proceeds from marketable securities	32,246	45,104	61,302	200,015
Purchase of property and equipment	(6,712)	(4,928)	(17,777)	(13,135)
Capitalization of software development costs	(134)	(206)	(523)	(338)
Investment in other short and long-term assets	-	-	(700)	(5,643)
Payment for Businesses acquired	-	-	-	(6,626)
Purchases of investments in privately-held companies	(262)	-	(262)	(785)
Net cash used in investing activities	(113,829)	(562,713)	(179,868)	(771,138)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	9,452	9,418	23,642	28,705
Proceeds from issuance of convertible senior notes	-	575,000	-	575,000
Payments of debt issuance costs	-	(15,713)	-	(15,713)
Purchase of capped call	-	(46,000)	-	(46,000)
Net cash provided by financing activities	9,452	522,705	23,642	541,992
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(68,304)	(15,494)	(47,899)	(109,647)
CASH AND CASH EQUIVALENTS—Beginning of period	351,462	173,950	331,057	268,103
CASH AND CASH EQUIVALENTS—End of period	$283,158	$158,456	$283,158	$158,456

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Creative Subscriptions	164,761	202,996	473,137	569,711
Business Solutions	32,030	51,184	83,363	136,515
Total Revenue	$196,791	$254,180	$556,500	$706,226

Creative Subscriptions	173,571	228,327	520,958	654,820
Business Solutions	32,289	52,614	84,844	140,830
Total Collections	$205,860	$280,941	$605,802	$795,650

Free Cash Flow	$29,227	$19,380	$90,027	$106,026
Creative Subscriptions ARR	$680,377	$840,512	$680,377	$840,512
Number of registered users at period end (*)	159,543	189,390	159,543	189,390
Number of premium subscriptions at period end (*)	4,410	5,309	4,410	5,309

(*) Excludes users and subscriptions of DeviantArt

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Revenues	$196,791	$254,180	$556,500	$706,226
Change in deferred revenues	9,069	26,761	49,302	89,424
Collections	$205,860	$280,941	$605,802	$795,650

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Creative Subscriptions Revenue	$164,761	$202,996	$473,137	$569,711
Change in deferred revenues	8,810	25,331	47,821	85,109
Creative Subscriptions Collections	$173,571	$228,327	$520,958	$654,820

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Business Solutions Revenue	$32,030	$51,184	$83,363	$136,515
Change in deferred revenues	259	1,430	1,481	4,315
Business Solutions Collections	$32,289	$52,614	$84,844	$140,830

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$1,525	$2,455	$4,272	$5,955
Research and development	14,886	20,312	41,261	54,713
Selling and marketing	4,590	6,108	13,844	16,071
General and administrative	7,391	10,047	21,487	27,868
Total share based compensation expenses	28,392	38,922	80,864	104,607
(2) Amortization	733	826	2,203	1,958
(3) Acquisition related expenses	564	1,489	617	4,125
(4) Amortization of debt discount and debt issuance costs	5,274	7,594	15,585	18,543
(5) Sales tax accrual and other G&A expenses (income)	3,174	-	3,174	1,489
(6) Non-operating foreign exchange expenses (income)	56	(5)	1,648	427
Total adjustments of GAAP to Non GAAP	$38,193	$48,826	$104,091	$131,149

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Gross Profit	$143,496	$174,340	$416,828	$493,834
Share based compensation expenses	1,525	2,455	4,272	5,955
Acquisition related expenses	-	200	-	505
Amortization	142	226	425	226
Non GAAP Gross Profit	145,163	177,221	421,525	500,520

Non GAAP Gross margin	74%	70%	76%	71%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$133,219	$159,635	$385,652	$452,450
Share based compensation expenses	1,285	1,947	3,660	4,754
Non GAAP Gross Profit - Creative Subscriptions	134,504	161,582	389,312	457,204

Non GAAP Gross margin - Creative Subscriptions	82%	80%	82%	80%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$10,277	$14,705	$31,176	$41,384
Share based compensation expenses	240	508	612	1,201
Acquisition related expenses	-	200	-	505
Amortization	142	226	425	226
Non GAAP Gross Profit - Business Solutions	10,659	15,639	32,213	43,316

Non GAAP Gross margin - Business Solutions	33%	31%	39%	32%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Operating loss	$(20,605)	$(49,740)	$(62,558)	$(141,882)
Adjustments:
Share based compensation expenses	28,392	38,922	80,864	104,607
Amortization	733	826	2,203	1,958
Sales tax accrual and other G&A expenses (income)	3,174	-	3,174	1,489
Acquisition related expenses	564	1,489	617	4,125
Total adjustments	$32,863	$41,237	$86,858	$112,179

Non GAAP operating income (loss)	$12,258	$(8,503)	$24,300	$(29,703)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Net loss	$(17,367)	$(56,842)	$(64,841)	$(153,731)
Share based compensation expense and other Non GAAP adjustments	38,193	48,826	104,091	131,149
Non-GAAP net income (loss)	$20,826	$(8,016)	$39,250	$(22,582)

Basic Non GAAP net income (loss) per share	$0.41	$(0.14)	$0.78	$(0.42)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	50,862,253	55,356,961	50,232,546	53,963,584

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Net cash provided by operating activities	$36,073	$24,514	$108,327	$119,499
Capital expenditures, net	(6,846)	(5,134)	(18,300)	(13,473)
Free Cash Flow	$29,227	$19,380	$90,027	$106,026

Capex related to future Wix HQ office build-out	-	779	-	1,670
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$29,227	$20,159	$90,027	$107,696

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)

Basic and diluted weighted average number of shares outstanding	50,862,253	55,356,961	50,232,546	53,963,584
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	7,571,765	4,741,271	7,571,765	4,741,271
Restricted share units	2,231,470	2,109,920	2,231,470	2,109,920
Convertible Notes (if-converted)	3,104,251	4,428,999	3,104,251	4,428,999
	63,769,739	66,637,151	63,140,032	65,243,774

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ended
	December 31, 2020		December 31, 2020
	Low	High	Low	High

Projected revenues	266,000	271,000	972,000	977,000
Projected change in deferred revenues	29,000	34,000	118,000	123,000
Projected Collections	$295,000	$305,000	$1,090,000	$1,100,000